                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12B-25


                                               Commission File Number 1-13232

                        NOTIFICATION OF LATE FILING

(Check One):   / /  Form 10-K       / /  Form 11-K      / /  Form 20-F
               /X/  Form 10-Q       / /  Form N-SAR

For the Period Ended: June 30, 1997

/ /  Transition Report on Form 10-K     / /  Transition Report on Form 10-Q
/ /  Transition Report on Form 20-F     / /  Transition Report on Form N-SAR
/ /  Transition Report on Form 11-K

For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Items 1 and 2 of
Part I

                       PART I.  REGISTRANT INFORMATION

Full name of registrant      Apartment Investment and Management Company
                            -------------------------------------------------

Former name if applicable

-----------------------------------------------------------------------------
Address of principal executive office (Street and number)

                            1873 South Bellaire Street, 17th Floor
-----------------------------------------------------------------------------
City, State and Zip Code    Denver, Colorado 80222
                           --------------------------------------------------

                      PART II.  RULE 12-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /   (c)  The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.

                             PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Apartment Investment and Management Company (the "Company") is presently unable to file Items 1 and 2 of Part I of its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997 (the "10-Q") as a result of delays in obtaining certain necessary financial information.

                         PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

           Leeann Morein                   (303)          691-4342
-----------------------------------------------------------------------------
             (Name)                     (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
answer is no, identify report(s).   /X/ Yes   / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?   /X/ Yes   / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Apartment Investment and Management Company estimates that it will recognize net income of $9,848,000 for the six months ended June 30, 1997 and $5,264,000 for the three months ended June 30, 1997, compared to $5,955,000 for the six months ended June 30, 1996, and $3,145,000 for the three months ended June 30, 1996. The estimated increases in net income for the three and six month periods in 1997 resulted primarily from the acquisition of 40 multifamily apartment properties during the period from April 1996 through December 1996, the acquisition of four multifamily apartment properties in the second quarter of 1997, the acquisition, through an unconsolidated subsidiary, of 6,496,073 shares of common stock of NHP Incorporated in May 1997 and the acquisition of NHP Partners, Inc. and related companies in June 1997.

               APARTMENT INVESTMENT AND MANAGEMENT COMPANY
-----------------------------------------------------------------------------
               (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    August 14, 1997                By        /s/  LEEANN MOREIN
    -----------------------              ------------------------------------
                                         Leeann Morein
                                         Senior Vice President, Chief
                                         Financial Officer and Secretary


     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).






















                                      3